Filed by Eagle Nuclear Energy Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp. II

Commission File No. 001-41529

Subject Company:
Eagle Energy Metals Corp.

Commission File No. 333-290631-01
Date: January 7, 2026

As previously disclosed, on July 30, 2025, Spring Valley Acquisition Corp. II, a Cayman Islands exempted company (“SVII”), entered into an Agreement and Plan of Merger (the “Original Merger Agreement”) with Spring Valley Merger Sub II, Inc. (“Merger Sub 2”), a Nevada corporation, and Eagle Energy Metals Corp., a Nevada corporation (“Eagle”). On September 29, 2025, SVII, Merger Sub 2, and Eagle restructured the transactions contemplated under the Original Merger Agreement by entering into an Amended and Restated Agreement and Plan of Merger (as the same may be amended, supplemented or otherwise modified from time to time, the “A&R Merger Agreement”) by and among Eagle Nuclear Energy Corp., a Nevada corporation (“New Eagle”), Spring Valley Merger Sub III, Inc., a Cayman Islands exempted company (“Merger Sub 1”), Merger Sub 2 (and together with Merger Sub 1, the “Merger Subs”), SVII, and Eagle. The A&R Merger Agreement amends and restates, in its entirety, the Original Merger Agreement.

On January 5, 2026, the following communications were posted on TheInvestmentJournal.com:

The SMR Nuclear Shift Is Creating a Rare Second-Chance Trade

Amazon (NASDAQ: AMZN), Microsoft (NASDAQ: MSFT), Alphabet (NASDAQ: GOOGL), and Meta Platforms (NASDAQ: META) are among the most influential companies shaping the modern digital economy.

In recent months, these companies have begun converging on the same strategic solution to a growing question facing the tech sector: How do you power the next wave of artificial intelligence, data centers, and digital infrastructure without outages, price shocks, or grid failure?

Their answer isn’t wind.

It isn’t solar.

And it isn’t waiting on governments to modernize aging grids.

It’s nuclear — specifically small modular reactors, or SMRs.

SMRs deliver always-on, carbon-free power directly where demand exists, at a scale and speed legacy nuclear could never achieve. They solve the single largest constraint facing hyperscale computing: reliable electricity that runs continuously, predictably, and at known long-term cost.

When trillion-dollar companies converge this early — before Wall Street models catch up, before the technology becomes familiar — history delivers a consistent lesson. The biggest gains do not come from owning the finished product. They come from positioning ahead of the supply chain that must expand to support it.

That pattern played out in semiconductors.

It defined early lithium and rare-earth cycles.

And it now appears to be forming in nuclear.

The decision has already been made by the world’s most powerful energy buyers.

Why Small Modular Reactors Change the Profit Math

For decades, nuclear followed a rigid model: massive reactors, decade-long construction timelines, ballooning capital costs, and centralized grid dependence. Those constraints capped growth and discouraged private capital.

SMRs reverse that model.

They are factory-built, modular, and deployable in stages. That shortens construction timelines, reduces capital risk, and allows power generation to scale in lockstep with demand rather than years ahead of it.

This converts nuclear energy from a slow, utility-driven infrastructure play into a repeatable, distributed growth system.

That shift is already embedded in corporate planning. Microsoft has confirmed long-term nuclear power agreements for data centers. Amazon has tied nuclear investments directly to future infrastructure. Google has stated that firm, carbon-free power is essential for AI expansion. Meta has disclosed similar strategies as compute intensity accelerates.

These are not public-relations gestures. They are long-range operating decisions.

AI workloads run 24/7. Data centers cannot tolerate outages. Power is one of the largest operating costs in hyperscale computing. In that environment, nuclear power may stop being optional and become structural.

Why SMRs May Turn Uranium Into a Compounding Demand Engine

Every SMR requires nuclear fuel for decades of operation. That fuel demand cannot be substituted, deferred, or engineered away.

As SMRs move from pilots to contracted deployments, demand compounds in a new way. Instead of infrequent, massive reactors coming online, SMRs create serial demand as new units are deployed across multiple sites.

That changes everything upstream.

Uranium supply remains constrained after years of underinvestment. New mines require long permitting timelines, heavy capital, and regulatory clearance. Supply cannot respond quickly when buyers move.

This creates a classic bottleneck dynamic: modular, accelerating demand colliding with rigid supply.

Historically, those conditions produce abrupt repricing, not gradual appreciation. The price shift occurs when buyers move simultaneously to lock in long-term supply — well before consumption data shows up in headlines.

SMRs may compress that timeline.

Policy Is Now Accelerating the Repricing

For years, nuclear power lived in regulatory limbo. That era appears to be ending.

U.S. energy policy now treats nuclear — particularly next-generation nuclear — as a strategic priority tied to national security, grid resilience, and technological leadership.

Recent executive actions and federal initiatives have focused on streamlining approvals, supporting domestic fuel supply, and reducing regulatory uncertainty. For investors, this does not merely improve sentiment. It shortens timelines.

When policy shifts from friction to acceleration, valuation frameworks change. Assets previously discounted for regulatory risk begin to reprice. Capital that waited engages earlier.

Markets have seen this movie before. Shale. LNG exports. Domestic semiconductor manufacturing. Once Washington aligns clearly, capital moves faster than fundamentals alone would justify.

Nuclear appears to be entering that same phase.

Why Uranium Is Becoming Strategic, Not Cyclical

Policy support extends beyond reactors into fuel supply. Domestic uranium production reduces reliance on foreign sources and stabilizes long-term power planning. That aligns directly with national priorities.

As a result, uranium is no longer viewed solely as a commodity. It is increasingly viewed as a strategic asset.

Assets that serve both economic and security objectives historically command premium valuations once that shift becomes clear.

Policy momentum compresses investor timelines. It pulls future demand forward. And once recognition spreads, repricing happens quickly.

The Only Question That Matters

When technology adoption, corporate demand, and government policy converge, markets do not drift.

They reprice.

The only question left is simple:

Who controls the assets that benefit first as SMR deployment and uranium demand accelerate?

That question leads directly to Eagle Energy Metals.

Why Eagle Energy Metals Sits Directly in the Path of the SMR–Uranium Market Changes

The SMR nuclear shift is driving demand.

Washington is accelerating timelines.

Uranium supply remains constrained.

Eagle Energy Metals sits where those forces converge.

The company controls the interests to a large, mineable uranium resource in the United States — exactly the type of asset utilities, developers, and policymakers prioritize as nuclear fuel becomes a strategic requirement rather than a discretionary input.

That positioning gives Eagle direct leverage to rising uranium prices and tightening supply conditions.

But location and scale are only part of the equation.

Eagle’s flagship Aurora project is supported by extensive historical drilling and a clear development pathway. Nearby, the Cordex project adds expansion potential that may increase overall scale without restarting the clock. Together, these assets position Eagle as a company that can matter in a market domestic supply is becoming increasingly valuable.

Markets tend to reprice control before they reprice production.

As nuclear fuel security moves to the forefront, companies that hold large, developable, domestic uranium assets tend to attract attention first — from capital, from strategic partners, and from buyers looking to secure long-term supply.

Eagle is not positioned on the margins of this trend. It sits directly in its path.

7 Reasons Why Eagle Energy Metals Is Positioned to Capitalize on the Increasing SMR Popularity

Reason #1: Uranium’s Supply Shortfall Creates the Exact Conditions for Explosive Repricing

Uranium markets do not move gradually.

They move when buyers realize supply is no longer guaranteed.

For most of the past decade, uranium prices remained depressed. Utilities delayed contracts. Developers cut exploration budgets. New projects stalled. Capital exited the sector.

That period is over.

Today, uranium demand is rising just as supply remains structurally constrained. Existing mines cannot scale quickly. New mines take years to permit, finance, and build. Even well-capitalized projects face long lead times before meaningful production begins.

This mismatch creates a dangerous condition for buyers — and a powerful opportunity for investors.

When utilities and reactor operators sense supply risk, they do not wait for quarterly data to confirm it. They move early to secure long-term contracts. When multiple buyers act at the same time, prices adjust rapidly.

That is how previous uranium cycles played out.

Prices did not rise because demand statistics looked strong. They rose because buyers competed for limited supply, forcing repricing across the market.

Small modular reactors intensify this dynamic. SMRs pull future demand forward. They create overlapping procurement cycles. They increase the number of buyers entering the market simultaneously.

That accelerates the moment when supply concerns turn into purchasing decisions.

For investors, this matters because uranium equities tend to reprice before the commodity itself peaks. The largest gains historically accrued to those positioned while the shortage was still being debated — not after it was obvious.

Eagle Energy Metals sits in this window.

As uranium supply tightens and buyers move to secure fuel, companies with large, domestic, developable resources stand to benefit first — and most.

Reason #2: U.S. Policy Is Forcing a Premium on Domestic Uranium — and Eagle Is Directly Leveraged

Uranium is no longer treated as a generic global commodity.

In the United States, it is increasingly viewed as a strategic input tied to energy security, grid reliability, and technological leadership. That shift has powerful implications for investors.

The U.S. operates the largest fleet of nuclear reactors in the world, yet relies heavily on foreign sources for uranium supply. That imbalance has become a clear vulnerability at a moment when nuclear power is being expanded rather than phased out.

Policy has begun to respond accordingly.

Federal actions now emphasize domestic fuel sourcing, supply-chain resilience, and reduced dependence on foreign uranium. For utilities and developers, this changes procurement priorities. Price is no longer the only variable. Jurisdiction, reliability, and political alignment matter more than they did in the past.

When markets make that transition, domestic assets command a premium.

This is not theoretical. In prior strategic industries — from energy infrastructure to semiconductors — assets located inside favored jurisdictions repriced first as policy support became explicit.

Uranium is entering that same phase.

For investors, this creates a clear advantage for companies that control large, developable uranium resources on U.S. soil. These assets sit closest to long-term contracts, strategic partnerships, and policy-driven capital flows.

Eagle Energy Metals fits that profile.

Its uranium assets are domestic, scalable, and aligned with the direction of U.S. energy policy. As utilities and developers move to secure supply that meets both economic and strategic requirements, companies like Eagle move to the front of the line.

That is how policy tailwinds translate into valuation tailwinds.

Reason #3: Eagle Controls a Large, Developable Uranium Asset the Market Has Not Fully Priced In

In uranium markets, size matters — but developability matters more.

Eagle Energy Metals controls a large, mineable uranium resource in the United States with characteristics that make it relevant in a tightening supply environment.

The asset is not conceptual. It is supported by extensive historical drilling, modern technical analysis, and a development framework designed to move forward as market conditions justify investment.

For investors, this distinction is critical.

Markets tend to discount early-stage resources until they reach a point where development pathways become credible.

Once that threshold is crossed, valuation shifts can happen quickly — not because production has begun, but because the asset moves from “potential” to “strategic.”

That transition is where leverage emerges.

Large, developable uranium assets gain relevance as buyers begin thinking in terms of long-term supply security rather than spot pricing.

Utilities and developers do not wait until mines are operating to engage. They evaluate scale, jurisdiction, and the ability to deliver over multi-year cycles.

Eagle’s asset base places it squarely in that conversation.

As uranium demand tightens and domestic sourcing becomes more important, companies controlling meaningful U.S.-based resources stand out.

They represent future supply in a market where future supply is scarce.

That scarcity is what the market ultimately prices.

Eagle sits at that inflection point — with an asset large enough to matter at a time when demand is skyrocketing.

Reason #4: Built-In Expansion Gives Eagle “Free Upside” as the Market Reprices Scale

In tightening commodity markets, scale is not just valuable — it is multiplicative.

Eagle Energy Metals does not rely on a single asset to express its upside.

In addition to its flagship Aurora project, the company controls the nearby Cordex project, which adds expansion potential without forcing Eagle to start the development process from zero.

For investors, this matters because expansion stories tend to reprice faster than greenfield discoveries.

Infrastructure, data, permitting groundwork, and technical understanding created for the core project often carry over.

That reduces incremental risk while increasing total resource scale — a combination markets reward disproportionately once momentum builds.

In uranium markets specifically, larger, consolidated resource bases attract more attention than isolated deposits.

Utilities and strategic buyers think in terms of long-duration supply, not one-off projects. The more scalable the asset base, the more relevant it becomes in long-term planning discussions.

That is where valuation leverage appears.

As uranium demand tightens, the market does not simply price each pound independently. It begins pricing control over future supply.

Expansion potential turns a single asset into a platform for long-term relevance.

Eagle’s ability to grow beyond Aurora positions it differently from smaller, single-deposit peers. It gives the company room to matter more as the nuclear fuel conversation shifts from “if” to “how much” and “for how long.”

For early investors, this creates asymmetry.

The downside remains tied to one core project.

The upside expands as the market begins to value scale, continuity, and long-term supply potential — often before additional pounds are formally developed.

That is how expansion turns into acceleration.

Reason #5: A “Double-Engine” Structure Gives Eagle Multiple Paths to Outsized Returns

Most uranium investments offer a single bet.

If uranium prices rise, the stock benefits.

If they do not, upside is limited.

Eagle Energy Metals is structured differently.

In addition to its uranium asset base, Eagle maintains exposure to small modular reactor–related technology, giving investors leverage to two converging trends inside one company: rising uranium demand and the deployment of next-generation nuclear systems.

For investors, this matters because it introduces optionality without requiring additional capital outlay.

Uranium exposure provides direct leverage to tightening fuel markets. SMR exposure introduces a second pathway tied to deployment, partnerships, and technology adoption.

These drivers are related — but not identical — which increases the probability that at least one catalyst unlocks value as the nuclear build-out accelerates.

Markets tend to reward this kind of structure.

Companies with multiple credible value drivers often reprice earlier and more aggressively than those dependent on a single outcome.

They attract broader investor interest, remain relevant across more news cycles, and hold attention as narratives evolve.

In this case, the uranium thesis benefits from SMR adoption, while SMR deployment reinforces long-term fuel demand. Each engine strengthens the other.

For early investors, that creates asymmetry.

Downside remains anchored to tangible assets. Upside expands as multiple narratives converge — without requiring perfect execution on any single path.

That combination is rare in the uranium space.

And it is one of the reasons Eagle stands apart as the SMR nuclear shift moves from theory to reality.

Reason #6: A Proven Leadership Team Reduces Execution Risk — and Attracts Capital Early

In resource investing, assets matter.

But teams determine outcomes.

Markets consistently assign higher valuations to companies led by executives who have already navigated complex energy projects, raised capital in difficult environments, and delivered results across multiple cycles.

Eagle Energy Metals benefits from that credibility.

The company’s leadership brings experience across energy development, public markets, and large-scale infrastructure — including exposure to nuclear-related projects and regulated energy systems.

That background matters in a sector where timelines are long, capital requirements are significant, and regulatory navigation is unavoidable.

For investors, this reduces a key risk: execution uncertainty.

Experienced teams tend to move faster through milestones, anticipate obstacles earlier, and position assets more effectively as market conditions shift.

They also communicate more credibly with institutional capital — which becomes increasingly important as projects move from early-stage opportunity to strategic relevance.

This dynamic often shows up in valuations before fundamentals fully change.

When markets recognize that a company has both a meaningful asset base and a leadership team capable of advancing it, discount rates fall.

Capital costs improve.

Investor perception shifts from speculative to investable.

As nuclear fuel security becomes more important and capital flows back into the uranium sector, investors gravitate toward teams that inspire confidence — not just geology.

Eagle’s leadership positions the company to benefit from that shift.

Reason #7: Stellar Comps Reveal How Fast Nuclear and Uranium Investments Can Blow Up — If You Get In Early

Investors don’t have to imagine how this nuclear trade could unfold because we already have real, documented precedents where market prices rewarded early positioning long before consensus arrived.

In uranium and related SMR sectors, several publicly traded stocks have already delivered significant returns as narrative and policy shifted:

●	Cameco Corporation (NYSE: CCJ), the world’s second-largest uranium producer, has delivered strong performance over multi-year periods — with reports showing uranium equities (and physical uranium prices) outperforming other commodities by wide margins. Over a recent five-year span, uranium spot prices climbed sharply, driving sector outperformance compared with broad commodity returns.

●	NuScale Power (NYSE: SMR) has seen meaningful stock appreciation tied to SMR momentum. Its shares rallied after major SMR milestones and historic utility deals, including a significant agreement with Tennessee Valley Authority (TVA), which lifted the stock by over 25% in a short period.

●	Broader uranium stocks like Uranium Energy Corp (NYSE: UEC) and Energy Fuels Inc (NYSE: UUUU) have posted strong multi-year returns, with some exceeding 200–300% over five-year windows as uranium market fundamentals and investor interest strengthened.

These moves coincided with tightening in supply fundamentals, policy shifts, utility contracting cycles, and strategic positioning ahead of demand inflection.

That pattern matters because investors often forget this simple rule:

Markets reprice what they see coming — not what has already happened.

Stocks with credible exposure to SMRs, nuclear fuel, and domestic supply chains re-rate fastest when the narrative transitions from uncertainty to inevitability.

Positioning while valuation gap still exists is where the most asymmetric upside lives.

How Demand Surges Create the Largest Energy Repricings

Every major energy cycle follows a consistent pattern.

Structural forces shift first — often quietly.

Demand begins to rise in ways that are not yet fully visible in price.

Only later does the broader market recognize what has already changed.

That pattern is now taking shape in nuclear power.

Rising electricity consumption, small modular reactor deployment, and renewed policy support are collectively driving a structural increase in uranium demand.

At the same time, years of underinvestment have left supply rigid and slow to respond.

When demand accelerates faster than supply can adjust, markets don’t respond gradually. They reprice as constraints become evident.

History shows that the strongest returns in energy markets tend to accrue to investors who understand where demand is forming, which inputs are essential, and how long supply responses typically take — not to those reacting after trends are fully reflected in headlines.

Eagle Energy Metals sits at a notable convergence of these dynamics:

●	Direct exposure to rising uranium demand
●	Alignment with the build-out of small modular reactors
●	Domestic assets consistent with evolving U.S. energy priorities
●	Expansion potential that increases relevance as nuclear demand scales

This is not a guarantee. Commodity markets are cyclical, and development involves execution and regulatory risk.

But when fuel requirements, policy direction, and corporate power demand expand simultaneously, pricing pressure tends to emerge from fundamentals rather than sentiment.

Understanding those demand dynamics is central to evaluating opportunities in the nuclear sector.

Where Informed Investors Start

For those looking to better understand:

●	How SMRs are changing long-term nuclear fuel demand
●	Why uranium occupies a central position in the nuclear value chain
●	How Eagle Energy Metals fits within this evolving demand landscape

The next step is simply to review the materials.

Get the full Eagle Energy Metals investor breakdown

On January 5, 2026, the following communications were posted on TheInvestmentJournal.com:

Wall Street Can’t Hide It Anymore — Uranium Is Entering an Historic Cycle

Demand is rising, supply isn’t responding, and buyers are beginning to secure fuel early — the exact conditions that can precede significant price moves.

Uranium is moving back to the center of U.S. energy policy — and the shift is already visible across the public markets.

Major nuclear operators and fuel participants such as Constellation Energy (NASDAQ: CEG), Duke Energy (NYSE: DUK), and Cameco (NYSE: CCJ) sit at the core of the U.S. nuclear ecosystem, supplying power, fuel, and long-term planning for the country’s reactor fleet. Their renewed focus on nuclear reliability and fuel security reflects a broader change in how uranium is being viewed: not as a short-cycle commodity, but as a strategic input.

After years of underinvestment, delayed mine development, and limited capital flows, the uranium supply chain is tight at the same moment demand visibility is improving. Federal policy has shifted toward supporting domestic nuclear fuel, utilities are re-engaging in longer-term procurement discussions, and fuel security has become a planning priority rather than a secondary consideration.

That combination rarely persists without consequence.

Historically, uranium markets tend to remain subdued for long stretches — until utilities move together to secure supply. When contracting cycles have tightened and buyers act simultaneously, price discovery could accelerate.

That is the dynamic that appears to be beginning to take shape now, as policy alignment, utility behavior, and constrained supply converge.

Why Uranium Demand Is Rising Faster Than Supply Can Respond

The United States operates the largest fleet of nuclear reactors in the world. Those reactors require steady uranium fuel over long operating lives measured in decades.

At the same time, domestic uranium production remains limited after years of low prices discouraged investment. Permitting timelines are long. Capital requirements are high. New supply cannot be turned on quickly.

This can create a structural imbalance.

Demand is increasing. Supply is constrained. And the adjustment mechanism in uranium markets has always been price.

Recent developments are amplifying that imbalance. Nuclear power is no longer treated as a legacy energy source. It is being positioned as a solution to grid reliability, energy security, and next-generation electricity demand.

That shift pulls uranium back into focus as a necessary input.

How Federal Policy Is Quietly Resetting the Uranium Market

For years, nuclear energy existed in a policy gray zone. That era is ending.

U.S. energy strategy now emphasizes domestic fuel supply, reduced reliance on foreign sources, and streamlined pathways for nuclear development. Executive actions and federal initiatives are working in the same direction: shorten timelines, reduce uncertainty, and secure supply chains tied to national priorities.

When policy stops acting as friction and starts acting as acceleration, markets respond.

Assets once discounted for regulatory risk may begin to reprice. Capital that stayed sidelined may re-enter. And commodities tied directly to strategic objectives may move from cyclical to structural.

Uranium is undergoing that transition now.

Why Next-Generation Nuclear Only Increases the Pressure on Uranium

Advances in nuclear technology — including small modular reactors — do not reduce uranium demand. They increase it.

SMRs expand the number of reactors, shorten deployment cycles, and multiply the number of buyers entering the fuel market. Instead of infrequent, massive builds, the industry moves toward serial deployment across multiple sites.

Each reactor requires uranium.
Each deployment adds long-duration demand.
And that demand stacks.

This changes the rhythm of the market.

Rather than slow, predictable growth, uranium demand may begin to arrive in steps — tied to deployment schedules and long-term contracting decisions.

Supply, constrained by physics, regulation, and capital intensity, may struggle to keep pace.

Why Uranium Is Becoming Strategic, Not Cyclical

When a commodity becomes essential to national security, grid stability, and economic competitiveness, it stops trading like a short-term cycle.

It begins trading like a strategic asset.

Domestic uranium production now sits at the intersection of energy policy, defense considerations, and technological leadership. That alignment historically commands higher valuations and attracts long-term capital earlier in the cycle.

Policy momentum compresses timelines.

The Only Question That Matters to Investors

When demand accelerates, supply stays tight, and policy removes obstacles, markets do not drift.

They reprice.

The only remaining question is straightforward:

Who controls the uranium assets positioned to benefit if this repricing unfolds?

That question leads directly to Eagle Energy Metals.

Why Eagle Energy Metals Sits Directly in the Path of the Uranium Market Changes

The SMR nuclear shift is driving demand.

Washington is accelerating timelines.

Uranium supply remains constrained.

Eagle Energy Metals sits where those forces converge.

The company controls the rights to a large, mineable uranium resource in the United States — exactly the type of asset utilities, developers, and policymakers prioritize as nuclear fuel becomes increasingly a strategic requirement rather than a discretionary input.

That positioning gives Eagle direct exposure to rising uranium prices and tightening supply conditions.

But location and scale are only part of the equation.

Eagle’s flagship Aurora project is supported by extensive historical drilling and a clear development pathway. Nearby, the Cordex project adds expansion potential that may increase overall scale without restarting the clock. Together, these assets position Eagle as a company that can matter in a market where domestic supply is becoming increasingly valuable.

Markets tend to reprice control before they reprice production.

As nuclear fuel security moves to the forefront, companies that hold large, developable, domestic uranium assets tend to attract attention first — from capital, from strategic partners, and from buyers looking to secure long-term supply.

Eagle is not positioned on the margins of this trend. It sits directly in its path.

7 Reasons Why Eagle Energy Metals Is Positioned to Capitalize on the Increasing SMR Popularity

Reason #1: Uranium’s Supply Shortfall Contributes to the Conditions for Repricing

Uranium markets tend to not move gradually.

They move when buyers realize supply is no longer guaranteed.

For most of the past decade, uranium prices remained depressed. Utilities delayed contracts. Developers cut exploration budgets. New projects stalled. Capital exited the sector.

That period is over.

Today, uranium demand is rising just as supply remains structurally constrained. Existing mines cannot scale quickly. New mines take years to permit, finance, and build. Even well-capitalized projects face long lead times before meaningful production begins.

When utilities and reactor operators sense supply risk, they do not wait for quarterly data to confirm it. They move early to secure long-term contracts. When multiple buyers act at the same time, prices can adjust rapidly.

That is how previous uranium cycles played out.

Prices did not rise because demand statistics looked strong. They rose because buyers competed for limited supply, forcing repricing across the market.

Small modular reactors may intensify this dynamic. SMRs pull future demand forward. They create overlapping procurement cycles. They increase the number of buyers entering the market simultaneously.

Eagle Energy Metals sits in this window.

As uranium supply tightens and buyers move to secure fuel, companies with large, domestic, developable resources stand to benefit first — and most.

Reason #2: U.S. Policy Is Forcing a Premium on Domestic Uranium — and Eagle Is Directly Leveraged

Uranium is no longer treated as a generic global commodity.

In the United States, it is increasingly viewed as a strategic input tied to energy security, grid reliability, and technological leadership. That shift has powerful implications.

The U.S. operates the largest fleet of nuclear reactors in the world, yet relies heavily on foreign sources for uranium supply. That imbalance has become a clear vulnerability at a moment when nuclear power is being expanded rather than phased out.

Policy has begun to respond accordingly.

Federal actions now emphasize domestic fuel sourcing, supply-chain resilience, and reduced dependence on foreign uranium. For utilities and developers, this changes procurement priorities. Price is no longer the only variable. Jurisdiction, reliability, and political alignment matter more than they did in the past.

When markets make that transition, domestic assets command attention.

This is not theoretical. In prior strategic industries — from energy infrastructure to semiconductors — assets located inside favored jurisdictions repriced first as policy support became explicit.

Uranium is entering that same phase.

This creates a clear advantage for companies that control large, developable uranium resources on U.S. soil. These assets sit closest to long-term contracts, strategic partnerships, and policy-driven capital flows.

Eagle Energy Metals fits that profile.

Its uranium assets are domestic, scalable, and aligned with the direction of U.S. energy policy. As utilities and developers move to secure supply that meets both economic and strategic requirements, companies like Eagle are positioned to benefit.

That is how policy tailwinds translate into valuation tailwinds.

Reason #3: Eagle Controls the Rights to a Large, Developable Uranium Asset

In uranium markets, size matters — but developability matters more.

Eagle Energy Metals controls the rights to a large, mineable uranium resource in the United States with characteristics that make it relevant in a tightening supply environment.

The asset is not conceptual. It is supported by extensive historical drilling, modern technical analysis, and a development framework designed to move forward as market conditions justify investment.

This distinction is critical.

Markets tend to discount early-stage resources until they reach a point where development pathways become credible.

Once that threshold is crossed, valuation shifts can happen quickly — not because production has begun, but because the asset moves from “potential” to “strategic.”

That transition is where leverage emerges.

Large, developable uranium assets gain relevance as buyers begin thinking in terms of long-term supply security rather than spot pricing.

Utilities and developers do not wait until mines are operating to engage. They evaluate scale, jurisdiction, and the ability to deliver over multi-year cycles.

Eagle’s asset base places it squarely in that conversation.

As uranium demand tightens and domestic sourcing becomes more important, companies controlling meaningful U.S.-based resources can stand out.

They represent future supply in a market where future supply is scarce.

Eagle sits at that inflection point — with an asset large enough to matter at a time when demand is skyrocketing.

Reason #4: Built-In Expansion Gives Eagle Upside as the Market Reprices Scale

In tightening commodity markets, scale is not just valuable — it is multiplicative.

Eagle Energy Metals does not rely on a single asset to express its upside.

In addition to its flagship Aurora project, the company controls the nearby Cordex project, which adds expansion potential without forcing Eagle to start the development process from zero.

This matters because expansion stories tend to be more attractive than greenfield discoveries.

Infrastructure, data, permitting groundwork, and technical understanding created for the core project often carry over.

That reduces incremental risk while increasing total resource scale — a combination markets may reward once momentum builds.

In uranium markets specifically, larger, consolidated resource bases attract more attention than isolated deposits.

Utilities and strategic buyers think in terms of long-duration supply, not one-off projects. The more scalable the asset base, the more relevant it becomes in long-term planning discussions.

That is where valuation leverage appears.

As uranium demand tightens, the market does not simply price each pound independently. It begins pricing control over future supply.

Expansion potential may turn a single asset into a platform for long-term relevance.

Eagle’s ability to grow beyond Aurora positions it differently from smaller, single-deposit peers. It gives the company room to matter more as the nuclear fuel conversation shifts from “if” to “how much” and “for how long.”

The downside remains tied to one core project.

The upside expands as the market begins to value scale, continuity, and long-term supply potential — often before additional pounds are formally developed.

That is how expansion turns into acceleration.

Reason #5: A “Double-Engine” Structure Gives Eagle Multiple Paths to Returns

Most uranium investments offer a single bet.

If uranium prices rise, the stock benefits.

If they do not, upside is limited.

Eagle Energy Metals is structured differently.

In addition to its uranium asset base, Eagle maintains exposure to small modular reactor–related technology, giving investors exposure to two converging trends inside one company: rising uranium demand and the deployment of next-generation nuclear systems.

This matters because it introduces optionality without requiring additional capital outlay.

Uranium exposure provides direct leverage to tightening fuel markets. SMR exposure introduces a second pathway tied to deployment, partnerships, and technology adoption.

These drivers are related — but not identical — which increases the probability that at least one catalyst unlocks value as the nuclear build-out accelerates.

Markets tend to reward this kind of structure.

Companies with multiple credible value drivers may reprice more favorably than those dependent on a single outcome.

They may attract broader investor interest, remain relevant across more news cycles, and hold attention as narratives evolve.

In this case, the uranium thesis benefits from SMR adoption, while SMR deployment reinforces long-term fuel demand. Each engine strengthens the other.

Downside remains anchored to tangible assets. Upside expands as multiple narratives converge — without requiring perfect execution on any single path.

That combination is rare in the uranium space.

And it is one of the reasons Eagle stands apart as the SMR nuclear shift moves from theory to reality.

Reason #6: A Proven Leadership Team Reduces Execution Risk — and Attracts Capital Early

In resource investing, assets matter.

But teams determine outcomes.

Markets consistently value companies led by executives who have already navigated complex energy projects, raised capital in difficult environments, and delivered results across multiple cycles.

Eagle Energy Metals benefits from that credibility.

The company’s leadership brings experience across energy development, public markets, and large-scale infrastructure — including exposure to nuclear-related projects and regulated energy systems.

That background matters in a sector where timelines are long, capital requirements are significant, and regulatory navigation is unavoidable.

For investors, this helps reduce a key risk: execution uncertainty.

Experienced teams tend to move faster through milestones, anticipate obstacles earlier, and position assets more effectively as market conditions shift.

They also communicate more credibly with institutional capital — which becomes increasingly important as projects move from early-stage opportunity to strategic relevance.

As nuclear fuel security becomes more important and capital flows back into the uranium sector, investors gravitate toward teams that inspire confidence — not just geology.

Eagle’s leadership positions the company to benefit from that shift.

Reason #7: Stellar Comps Reveal How Fast Nuclear and Uranium Investments Can Accelerate

We already have real, documented precedents where market prices rewarded exposure to uranium and SMRs.

In these sectors, several publicly traded stocks have already delivered significant returns as narrative and policy shifted:

●	Cameco Corporation (NYSE: CCJ), the world’s second-largest uranium producer, has delivered strong performance over multi-year periods — with reports showing uranium equities (and physical uranium prices) outperforming other commodities by wide margins. Over a recent five-year span, uranium spot prices climbed sharply, driving sector outperformance compared with broad commodity returns.

●	NuScale Power (NYSE: SMR) has seen meaningful stock appreciation tied to SMR momentum. Its shares rallied after major SMR milestones and historic utility deals, including a significant agreement with Tennessee Valley Authority (TVA), which lifted the stock by over 25% in a short period.

●	Broader uranium stocks like Uranium Energy Corp (NYSE: UEC) and Energy Fuels Inc (NYSE: UUUU) have posted strong multi-year returns, with some exceeding 200–300% over five-year windows as uranium market fundamentals and investor interest strengthened.

These moves coincided with tightening in supply fundamentals, policy shifts, utility contracting cycles, and strategic positioning ahead of demand inflection.

Stocks with credible exposure to SMRs, nuclear fuel, and domestic supply chains re-rate fastest when the narrative transitions from uncertainty to inevitability.

How Demand Surges Create the Largest Energy Repricings

Every major energy cycle follows a consistent pattern.

Structural forces shift first — often quietly.

Demand begins to rise in ways that are not yet fully visible in price.

Only later does the broader market recognize what has already changed.

That pattern is now taking shape in nuclear power.

Rising electricity consumption, small modular reactor deployment, and renewed policy support are collectively driving a structural increase in uranium demand.

At the same time, years of underinvestment have left supply rigid and slow to respond.

When demand accelerates faster than supply can adjust, markets reprice as constraints become evident.

History shows that the strongest returns in energy markets tend to accrue to investors who understand where demand is forming, which inputs are essential, and how long supply responses typically take — not to those reacting after trends are fully reflected in headlines.

Eagle Energy Metals sits at a notable convergence of these dynamics:

●	Direct exposure to rising uranium demand
●	Alignment with the build-out of small modular reactors
●	Domestic assets consistent with evolving U.S. energy priorities
●	Expansion potential that increases relevance as nuclear demand scales

This is not a guarantee. Commodity markets are cyclical, and development involves execution and regulatory risk.

But when fuel requirements, policy direction, and corporate power demand expand simultaneously, pricing pressure tends to emerge from fundamentals rather than sentiment.

Understanding those demand dynamics is central to evaluating opportunities in the nuclear sector.

Where Informed Investors Start

For those looking to better understand:

●	How SMRs are changing long-term nuclear fuel demand
●	Why uranium occupies a central position in the nuclear value chain
●	How Eagle Energy Metals fits within this evolving demand landscape

The next step is simply to review the materials.

Get the full Eagle Energy Metals investor breakdown

On January 6, 2026, Eagle started sending the following information in an email to contacts that have signed up to receive emails from Eagle through their online communications:

Subject

People Who Understand This Signal Tend Benefit

Preview

Most investors miss this

Body

Dear [INVESTOR]

Something critical just happened in the U.S. nuclear market.

The deal’s not yet finalized, but Eagle Energy — a uranium explorer that controls the rights to the largest mineable, measured & indicated uranium resource in the United States — announced a merger with Spring Valley Acquisition Corp. II.

This deal will allow the company to go public and leverage both its access to significant uranium resources and Small Modular Reactor technology at a time when demand for both is significantly increasing.

U.S. electricity demand is now projected to rise at its fastest pace in decades, driven by AI data centers, grid hardening, and federal pressure to secure baseload power that doesn’t depend on foreign fuel chains.

Nuclear is back at the center of that plan.

And capital is following.

Over the past 18 months, Washington has approved billions in nuclear loan guarantees, utilities have extended reactor lifespans by decades, and utilities are quietly locking in long-term uranium supply again — something they only do when shortages matter.

Small Modular Reactors — the latest in nuclear technology — are making headlines, but they are one side of the story.

Uranium supply is the choke point.

Eagle Energy sits directly in that convergence.

If you want to understand why this specific announcement matters, I encourage you, please: review the investor presentation before the next regulatory milestone hits.

☐ Download the investor presentation

[SIGNATURE]

On January 6, 2026, Eagle started sending the following information in an email to contacts that have signed up to receive emails from Eagle through their online communications:

Subject: OKLO was up approximately 289% in 2025 — here’s where the next nuclear play could come from

Preview: After significant gains, capital rotates upstream to the constraint.

Dear [INVESTOR]

OKLO is up approximately 289% since January 2, 2025.

Moves like that show up when markets begin pricing a structural shift … In this case, nuclear power returning as a serious answer to AI-driven load growth, grid reliability, and energy security.

After the first triple-digit run, capital rarely keeps chasing the same name.

It tends to rotate to what that trade depends on.

SMRs don’t run on press releases.

They run on uranium.

Every incremental reactor approval raises long-dated uranium demand, while supply remains slow, capital-intensive, and constrained by permitting timelines that stretch for years.

That mismatch is where the second leg of returns has historically formed.

It shows up in contracts, procurement, and positioning — quietly.

Eagle Energy sits in that upstream lane while a major transaction is pending.

If you want to see how Eagle Energy fits this setup … start with the source.

☐ Download the investor presentation

[SIGNATURE]

On January 6, 2026, Eagle started sending the following information in an email to contacts that have signed up to receive emails from Eagle through their online communications:

Subject: This is how uranium supply turns demand into profits

Preview: SMRs multiply demand. Supply can’t respond fast enough.

Dear [INVESTOR]

Most investors focus on technology.

Profitable investors focus on constraints.

Right now, the binding constraint in nuclear power isn't reactor design.

It’s uranium supply.

Electricity demand is accelerating — driven by AI workloads, data centers, and industrial reshoring. Small Modular Reactors are being positioned as a faster, more flexible way to add nuclear capacity.

Every SMR approval quietly locks in years of incremental uranium demand.

But uranium supply is slow to develop, capital intensive to finance, geopolitically sensitive, and constrained by permitting timelines that don’t compress just because demand accelerates.

In other words, supply can’t sprint …

… But this is where there may be big opportunities.

When demand stacks faster than supply can respond, prices don’t drift higher over time.
They reprice in steps — often around procurement cycles, contracting deadlines, and regulatory milestones.

This is why supply-side exposure matters more than reactor headlines at this stage of the cycle … and why Eagle Energy’s positioning is drawing attention while a major transaction remains in process.

If you want to understand how Eagle Energy Metals fits into this picture, I encourage you to take a few minutes and review the materials directly.

☐ Download the investor presentation

[SIGNATURE]

On January 6, 2026, Eagle started sending the following information in an email to contacts that have signed up to receive emails from Eagle through their online communications:

Subject: Where money moves after nuclear stories become obvious

Preview: 2025 offered investors clear examples and potentially stunning wins

Dear [INVESTOR]

When nuclear trades move, they rarely do so quietly.

In 2025 alone, multiple companies tied to nuclear power and uranium supply repriced sharply once their stories became widely understood.

Oklo finished 2025 up nearly 300%, as investors began connecting AI-driven electricity demand with next-generation nuclear power.

Centrus Energy surged more than 500% at its peak, after attention shifted from reactors to the fuel cycle that makes them possible.

Even established producers like Cameco advanced more than 50% over the year, confirming that the move was not isolated or speculative.

In each case, the pattern was the same.

➢	The story circulated quietly among specialists.
➢	The constraints became clear.
➢	Capital followed once the trade was easy to explain.

Today, Eagle Energy Metals potentially sits earlier in that same sequence.

The company controls the rights to what it describes as the largest mineable, measured & indicated uranium resource in the United States, at a moment when utilities are extending reactor lifespans, governments are underwriting nuclear financing, and long-term uranium contracts are returning.

If you want to study how Eagle Energy fits into the uranium trend — with resources, jurisdiction, and structure laid out in detail — the investor presentation provides the clearest starting point.

☐ Download the investor presentation

On January 6, 2026, Eagle started sending the following information in an email to contacts that have signed up to receive emails from Eagle through their online communications:

Subject: This is my last attempt to reach you

Preview: Don’t miss out on starting your due diligence on Eagle Energy Metals

Dear [INVESTOR]

This my final note to you about Eagle Energy ...

Eagle Energy’s merger remains announced but not finalized, which creates an unusual opportunity: The chance to invest in what could be a major player in a increasing trend (uranium) before that company hits the headlines.

We’ve already talked about OKLO’s nearly 300% move.

We’ve already talked about increasing uranium demand.

We’ve already talked about Eagle Energy Metals as the first uranium play with built-in SMR exposure.

This is where we close the loop.

If you want to understand how uranium supply constraints, SMR-driven demand, and Eagle Energy Metals intersect, this is your last reminder from me to start your due diligence on this company.

☐ Download the investor presentation

[SIGNATURE]

* * *

Additional Information and Where to Find It

In connection with the transactions contemplated by the A&R Merger Agreement (the “Proposed Business Combination”), New Eagle filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-290631) (the “Registration Statement”), which includes a preliminary prospectus with respect to New Eagle’s securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement to be distributed to holders of SVII’s Class A Ordinary Shares in connection with SVII’s solicitation of proxies for the vote by SVII’s shareholders with respect to the Proposed Business Combination and other matters described in the Registration Statement (collectively, the “Proxy Statement”). After the SEC declares the Registration Statement effective, SVII plans to file the definitive Proxy Statement with the SEC and to mail copies to shareholders of SVII as of a record date to be established for voting on the Proposed Business Combination and other matters described in the Registration Statement. This document does not contain all of the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that SVII, New Eagle or Eagle may file with the SEC. Before making any investment or voting decision, investors and security holders of SVII, New Eagle and Eagle are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about New Eagle, Eagle, SVII and the Proposed Business Combination. Investors and security holders will be able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SVII, New Eagle or Eagle through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVII may be obtained free of charge from SVII’s website at www.sv-ac.com or by directing a request to Spring Valley Acquisition Corp. II, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

New Eagle, Eagle, SVII and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVII’s shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of SVII’s directors and executive officers, please refer to SVII’s Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on April 11, 2025 (the “2024 Form 10-K”) and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SVII’s shareholders generally, will be included in the Registration Statement and the Proxy Statement. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, carefully, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Exchange Act. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements. All statements other than statements of historical facts contained in this document are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, SVII’s, New Eagle’s, Eagle’s, or their respective management teams’ expectations concerning the Proposed Business Combination and expected benefits thereof; the outlook for Eagle’s or New Eagle’s business; the abilities to execute Eagle’s or New Eagle’s strategies; projected and estimated financial performance; anticipated industry trends; the future price of minerals; future capital expenditures; success of exploration activities; mining or processing issues; government regulation of mining operations; and environmental risks; as well as any information concerning possible or assumed future results of operations of Eagle or New Eagle. The forward-looking statements are based on the current expectations of the respective management teams of Eagle, New Eagle, and SVII, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVII’s securities; (ii) the risk that the Proposed Business Combination may not be completed by SVII’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVII; (iii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of the A&R Merger Agreement by the shareholders of SVII and the receipt of regulatory approvals; (iv) market risks; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the A&R Merger Agreement; (vi) the effect of the announcement or pendency of the Proposed Business Combination on Eagle’s business relationships, performance, and business generally; (vii) risks that the Proposed Business Combination disrupts current plans of Eagle and potential difficulties in its employee retention as a result of the Proposed Business Combination; (viii) the outcome of any legal proceedings that may be instituted against Eagle or SVII related to the A&R Merger Agreement or the Proposed Business Combination; (ix) failure to realize the anticipated benefits of the Proposed Business Combination; (x) the inability to meet listing requirements and maintain the listing of the combined company’s securities on Nasdaq Capital Market or a comparable exchange; (xi) the risk that the price of the combined company’s securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters or health epidemics/pandemics, national security tensions, and macro- economic and social environments affecting its business; (xii) fluctuations in spot and forward markets for lithium and uranium and certain other commodities (such as natural gas, fuel oil and electricity); (xiii) restrictions on mining in the jurisdictions in which Eagle operates; (xiv) laws and regulations governing Eagle’s operation, exploration and development activities, and changes in such laws and regulations; (xv) Eagle’s ability to obtain or renew the licenses and permits necessary for the operation and expansion of its existing operations and for the development, construction and commencement of new operations; (xvi) risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, potential unintended releases of contaminants, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); (xvii) inherent risks associated with tailings facilities and heap leach operations, including failure or leakages; the speculative nature of mineral exploration and development; the inability to determine, with certainty, production and cost estimates; inadequate or unreliable infrastructure (such as roads, bridges, power sources and water supplies); (xviii) environmental regulations and legislation; (xix) the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; (xx) risks relating to Eagle’s exploration operations; (xxi) fluctuations in currency markets; (xxii) the volatility of the metals markets, and its potential to impact Eagle’s ability to meet its financial obligations; (xxiii) disputes as to the validity of mining or exploration titles or claims or rights, which constitute most of Eagle’s property holdings; (xxiv) Eagle’s ability to complete and successfully integrate acquisitions; (xxv) increased competition in the mining industry for properties and equipment; (xxvi) limited supply of materials and supply chain disruptions; (xxvii) relations with and claims by indigenous populations; (xxviii) relations with and claims by local communities and non-governmental organizations; and (xxix) the risk that the Series A Preferred Stock Investment may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all. The foregoing list is not exhaustive, and there may be additional risks that neither SVII, Eagle, nor New Eagle presently know or that SVII, Eagle, and New Eagle currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this document and the other risks and uncertainties described in the “Risk Factors” section of the 2024 Form 10-K, the risks described or to be described in the Registration Statement, the Proxy Statement, and any amendments or supplements thereto, and those discussed and identified in filings made with the SEC by SVII, New Eagle or Eagle from time to time. Eagle, New Eagle, and SVII caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither Eagle, SVII, nor New Eagle undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that New Eagle, Eagle or SVII will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Proposed Business Combination, in SVII’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to review carefully.